Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8 pertaining to the 2024 Omnibus Incentive Compensation Plan of AngloGold Ashanti plc (the successor issuer of AngloGold Ashanti Limited) of our report dated 17 March 2023 (except for the effects of the restatement disclosed in Note 1.3.2, as to which the date is 25 April 2024), with respect to the consolidated financial statements of AngloGold Ashanti Limited (the predecessor issuer of AngloGold Ashanti plc) as of and for the years ended 31 December 2022 and 2021, included in the Annual Report on Form 20-F of AngloGold Ashanti plc for the year ended 31 December 2023.

/s/ Ernst & Young Inc.

Johannesburg, Republic of South Africa
25 April 2024